                                         N E W S   R E L E A S E

TALISMAN ENERGY INCREASES SEMI-ANNUAL DIVIDEND

CALGARY, Alberta, May 4, 2004 – Talisman Energy Inc. today declared a semi-annual dividend of forty-five cents Canadian (C$0.45) per share on the Company's common shares. This represents a 12.5% increase from the previous semi-annual dividend the Company paid on its common shares.  The dividend will be paid on June 30, 2004 to shareholders of record at the close of business on June 4, 2004.

In the event that the proposed subdivision of the Company's shares on a three for one basis occurs on or before June 4, 2004, the dividend payable will be fifteen cents (C$0.15) per outstanding common share.  At the Company's annual and special meeting of shareholders scheduled for later today, the shareholders of the Company will vote on a motion to effect the share split.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate &

Investor Communications

Phone:

403-237-1196

Fax:

403-237-1210

Email:

tlm@talisman-energy.com

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